SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hampshire Group, Limited
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

408859106

(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop, Suite 800
Denver, Colorado 80202

(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     (Continued on following pages)

CUSIP No. 408859106

1. Names of Reporting Persons.

Kirkwood Capital, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(A)

     (B) X

3. SEC Use Only

4. Source of Funds (See Instructions)      WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization      Delaware

Number of Shares Benefically Owned By Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	198,965
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	198,965

11. Aggregate Amount Beneficially Owned by Each Reporting Person 198,965

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 3.6%

14. Type of Reporting Person (See Instructions) PN

CUSIP No. 408859106

1. Names of Reporting Persons.

Kirkwood Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(A)

     (B) X

3. SEC Use Only

4. Source of Funds (See Instructions)      Not applicable.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	198,965
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	198,965

11. Aggregate Amount Beneficially Owned by Each Reporting Person      198,965

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 3.6%

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 408859106

1. Names of Reporting Persons.

David Rabinowitz

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(A)

     (B) X

3. SEC Use Only

4. Source of Funds (See Instructions)      Not applicable.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	198,965
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	198,965

11. Aggregate Amount Beneficially Owned by Each Reporting Person      198,965

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 3.6%

14. Type of Reporting Person (See Instructions) IN

CUSIP No. 408859106

1. Names of Reporting Persons.

Gotham Asset Management (Master), L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(A)

     (B) X

3. SEC Use Only

4. Source of Funds (See Instructions)      OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization       Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	240,492
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	240,492

11. Aggregate Amount Beneficially Owned by Each Reporting Person      240,492

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 4.4%

14. Type of Reporting Person (See Instructions) PN

CUSIP No. 408859106

1. Names of Reporting Persons.

Gotham Funds G.P., LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(A)

     (B) X

3. SEC Use Only

4. Source of Funds (See Instructions)      Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	240,492
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	240,492

11. Aggregate Amount Beneficially Owned by Each Reporting Person      240,492

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 4.4%

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 408859106

1. Names of Reporting Persons.

Joel Greenblatt

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(A)

     (B) X

3. SEC Use Only

4. Source of Funds (See Instructions)      Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	240,492
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	240,492

11. Aggregate Amount Beneficially Owned by Each Reporting Person      240,492

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 4.4%

14. Type of Reporting Person (See Instructions) IN

CUSIP No. 408859106

1. Names of Reporting Persons.

Robert Goldstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(A)

     (B) X

3. SEC Use Only

4. Source of Funds (See Instructions)      Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power	240,492
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power	240,492

11. Aggregate Amount Beneficially Owned by Each Reporting Person      240,492

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 4.4%

14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.10 par value per share (the “Common Stock”) of Hampshire Group, Limited, a Delaware corporation (“Hampshire”). Hampshire’s principal executive office is located at 114 W. 41st Street, New York, New York 10036.

Item 2. Identity and Background

This Statement is being filed by (i) Kirkwood Capital, L.P. (“Kirkwood”), by virtue of its direct ownership of Common Stock, (ii) Kirkwood Advisors, LLC (the "Kirkwood GP"), by virtue of it being the sole general partner of Kirkwood, (iii) David Rabinowitz, by virtue of being the managing member of Kirkwood GP, (iv) Gotham Asset Management (Master) L.P. (“Gotham Asset Management”), by virtue of its direct ownership of Common Stock, (v) Gotham Funds G.P., LLC (“Gotham GP”), by virtue of being the managing general partner of Gotham Asset Management, (vi) Joel Greenblatt, by virtue of being a manager of Gotham GP and (vii) Robert Goldstein, by virtue of being a manager of Gotham GP. Kirkwood, Kirkwood GP, Mr. Rabinowitz, Gotham Asset Management, Gotham GP, and Messrs. Mr. Greenblatt and Goldstein are collectively the "Reporting Persons" and individually a "Reporting Person."

Kirkwood is a Delaware limited partnership. Kirkwood GP is a Delaware limited liability company. Mr. Rabinowitz is a citizen of the United States. The principal business office of each of Kirkwood, Kirkwood GP and Mr. Rabinowitz is 1126 Saint Charles Place, Atlanta, Georgia 30306.

Gotham Asset Management is a Cayman Islands exempted limited partnership. Gotham GP is a Delaware limited liability company. Messrs. Greenblatt and Goldstein are citizens of the United States. The principal business office of each of Gotham Asset Management, Gotham GP and Mr. Greenblatt is located at 358 Main Street, Port Washington, New York 11050.

Kirkwood is principally engaged in the business of acting as an investment fund. Kirkwood GP is principally engaged in acting as Kirkwood’s general partner. Mr. Rabinowitz is principally engaged in acting as the managing member of Kirkwood GP and provides investment services to Kirkwood.

Gotham Asset Management is principally engaged in the business of acting as an investment fund. Gotham GP is principally engaged in acting as Gotham Asset Management’s general partner. Messrs. Greenblatt and Goldstein are principally engaged in acting as the managers of Gotham GP and providing investment services, through various entities, to Gotham Asset Management and its affiliates.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Kirkwood to acquire the Common Stock reported in Item 5 was $1,711,534.12 (including commissions). Such funds were provided by Kirkwood’s capital available for investment, and no part of such funds were borrowed.
Gotham Asset Management received the Common Stock reported in Item 5 as a result of a distribution from Kirkwood. The total amount of funds used by Kirkwood to acquire the Common Stock reported in Item 5 as held by Gotham Asset Management was $3,506,154.36 (including commissions).

Item 4. Purpose of Transaction

Kirkwood initially acquired the Common Stock reported in Item 5 in order to acquire an equity interest in Hampshire. Kirkwood and Gotham Asset Management have determined to work together to explore options for their investment in Hampshire.

The Reporting Persons intend to continuously review their investment in Hampshire. Depending upon their evaluation of the Hampshire’s prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, the status of Hampshire’s proposed transaction with NAF Acquisition Corp. and NAF Holdings II, LLC and competing proposals, and general stock market and economic conditions), any of the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such person. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

Except as otherwise described in this statement on Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Hampshire, or the disposition of securities of Hampshire; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hampshire or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Hampshire or any of its subsidiaries; (d) any change in the present Board of Directors or management of Hampshire, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Hampshire; (f) any other material change in Hampshire’s business or corporate structure; (g) any changes in Hampshire’s charter or by-laws or other actions which may impede the acquisition or control of Hampshire by any person; (h) causing a class of securities of Hampshire to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Hampshire to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

Kirkwood directly beneficially owns 198,965 shares of Common Stock, approximately 3.6% of the outstanding shares of Common Stock. Kirkwood shares power to vote and power to dispose of such Common Stock with Kirkwood GP and Mr. Rabinowitz, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 2, each of Kirkwood GP and Mr. Rabinowitz may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Kirkwood.

Gotham Asset Management directly beneficially owns 240,492 shares of Common Stock, approximately 4.4% of the outstanding shares of Common Stock. Gotham Asset Management shares power to vote and power to dispose of such Common Stock with Gotham GP and Messrs. Greenblatt and Goldstein, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 2, each of Gotham GP and Messrs. Greenblatt and Goldstein may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Gotham Asset Management.

The ownership percentages set forth above is based on 5,469,165 outstanding shares of Common Stock, as stated in Hampshire’s Schedule 14D-9 dated March 3, 2009.

During the past 60 days, Kirkwood purchased shares of Common Stock as set forth below. All such transactions were effected in the over the counter market.

Date	Quantity	Price per share

February 24, 2009	20,600	$3.70
February 25, 2009	69,100	$4.77
March 4, 2009	29,100	$4.70

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Hampshire, including but not limited to transfer or voting of any of the securities of Hampshire, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1     Joint filing Agreement among the Reporting Persons dated as of March 9, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2009

/s/ David Rabinowitz David Rabinowitz, individually and as managing member of Kirkwood Advisors, LLC, general partner of Kirkwood Capital, L.P.

/s/ Joel Greenblatt Joel Greenblatt, individually and as manager of Gotham Funds G.P., general partner of Gotham Asset Management (Master) L.P.

/s/ Robert Goldstein

Robert Goldstein, individually and as manager of Gotham Funds G.P., general partner of Gotham Asset Management (Master) L.P.

Exhibit 2

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of Hampshire Group, Limited and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement as of the 9th day of March, 2009.

Kirkwood Capital, L.P.	Gotham Asset Management (Master), L.P.

_____________________ David Rabinowitz as managing member of Kirkwood Advisors, LLC, general partner	______________________ Joel Greenblatt as manager of Gotham Funds GP, LLC, general partner

Kirkwood Advisors, LLC	Gotham Funds GP, LLC
_____________________ David Rabinowitz managing member	_____________________ Joel Greenblatt Manager
_____________________ David Rabinowitz individually	_____________________ Joel Greenblatt individually
_____________________ Robert Goldstein individually